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VIA EDGAR

October 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jeffrey Riedler, Assistant Director
           Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K filed February 26, 2010 DEF 14A filed April 8, 2010 File No. 1-15202

Dear Mr. Riedler:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below is Berkley’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 30, 2010 to Eugene G. Ballard, Berkley’s Senior Vice President -- Chief Financial Officer, relating to Berkley’s proxy statement on Schedule 14A filed on April 8, 2010 (the “2010 Proxy Statement”) and Berkley’s proposed disclosure contained in our response letter dated September 17, 2010.  As noted in our previous response letters, we expect to make the proposed modifications to our disclosure commencing with our 2011 proxy statement, with such further adjustments as may be necessary based on the determination of compensation for 2010. For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley's response thereto.

Definitive Proxy Statement

Executive Compensation Decisions During the Last Fiscal Year, Page 30

      With respect to Messrs. Ballard, Lederman and Shiel, please discuss the factors considered in the subjective assessment of the overall performance levels of the NEOs.  The discussion should include information details about their evaluations, contributions or achievements as opposed to merely identifying their roles and/or areas of responsibility.  Additionally, explain how the subjective assessments were considered as the following statements appear inconsistent:

•
“Actual bonus amounts for the other NEOs (Messrs. Ballard, Lederman, and Shiel) are determined by the CEO and are additionally based on a subjective evaluation of each individual’s accomplishments and contributions to the Company’s results.”

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in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 8, 2010

•
“Also taken into consideration was Mr. Berkley’s subjective assessment of these NEOs’ individual performance…, but these individual assessments did not alter the determination of their bonuses in 2009 as based on the Company’s performance.”

As described in our response letter of September 17, in response to the previous comment of the Staff, we conformed the disclosure that appears on page 30 of the 2010 Proxy Statement regarding the determination of the compensation of these NEOs to state that their 2009 bonus amounts were primarily based on the financial performance of the Company, as stated on page 26 (and cited in the first bullet point above).

With these changes to the disclosure on page 30, we would also revise the earlier disclosure on page 26 (commencing with our 2011 proxy statement, with such adjustments as necessary to reflect the considerations taken into account with respect to 2010 bonuses) to more clearly state what we mean that the bonus amounts for these other NEOs, as determined by the CEO, “are additionally based on a subjective evaluation of each individual’s accomplishments and contributions to the Company’s results,” as follows:

Annual Bonus Program. The annual incentive bonus for each NEO other than the CEO and the COO (Messrs. Ballard, Lederman, and Shiel) is a discretionary bonus determined by the CEO based primarily on financial performance of the Company.  Also taken into consideration by the CEO is his subjective evaluation of each such NEO’s individual accomplishments and contributions to the Company’s results; however, this additional subjective evaluation is not based on any specific criteria and does not impact the result determined based on the Company’s overall financial performance, except in cases of out of the ordinary performance, whether positive or negative. These bonus amounts are reviewed and confirmed by the Committee.

Our disclosure would go on to say, as reflected in our previous response letter, that, in fact, “these individualized assessments did not alter the determination of their bonuses in 2009 as based on the Company’s financial performance.”  We note that in recent years, with one exception described in our proxy statement, the bonus amounts paid in any given year have been the same for each such NEO, reflecting the Company’s overall financial performance.

With the above clarification that the determination of these NEO’s 2009 bonuses was based primarily on the overall financial performance of the Company and that the individualized subjective assessments (which, in any case, are not based on any specific criteria) do not, absent out-of-the-ordinary performance in either direction, alter this determination of their bonuses -- and, in fact, did not do so in 2009 -- we do not believe that additional disclosure is required.

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 8, 2010

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:      John Krug (SEC)
  Dan Greenspan (SEC)
  Suzanne Hayes (SEC)
  Eugene G. Ballard (Berkley)
  Ira S. Lederman (Berkley)